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                                                            Exhibit 5.1



                                                               December 21, 1998



State Street Bank and Trust Company,
as Trustee under the Indenture referenced below
Two International Place
Boston, MA 02110

         Attention: Corporate Trust Department

Ladies and Gentlemen:


         This opinion is rendered to you in connection with the exchange offer (the "Exchange Offer") by Nortek, Inc. ("Nortek") to exchange its $210,000,000 8 7/8% Series B Notes due 2008 (the "Exchange Notes") for its outstanding $210,000,000 8 7/8% Series A Notes due 2008 (the "Original Notes"). The Original Notes were issued pursuant to the provisions of an indenture dated as of July 31, 1998 (the "Indenture") entered into between Nortek and State Street Bank and Trust Company, a national banking association, as Trustee (the "Trustee").



         We have acted as special counsel for Nortek in connection with the Exchange Offer. For purposes of this opinion, we have examined and relied upon the information set forth in Amendment No. 1 to the registration statement (the "Registration Statement") on Form S-4 filed December 4, 1998 with the
Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act"), relating to the Exchange Offer, the registration rights agreement (the "Registration Rights Agreement") entered into between the Company and Wasserstein Perella Securities, Inc. and Bear, Stearns & Co., Inc. (collectively, the "Initial Purchasers") and such other documents and records as we have deemed necessary. We express no opinion as to the laws of any jurisdiction other than those of The Commonwealth of Massachusetts, the General Corporation Law of the State of Delaware and the federal laws of the United States of America. We call your attention to the fact that each of the Indenture, the Registration Rights Agreement and the Exchange Notes provides that it is to be governed by the laws of the State of New York. For purposes of the opinion provided herein, we have assumed with your permission that the Indenture and the Exchange Notes would be governed by and construed in accordance with the domestic substantive laws of The Commonwealth of Massachusetts without giving effect to any choice of law or conflict of laws rule or provision that would cause the application of the domestic substantive laws of any other jurisdiction. We have also assumed that Nortek is a corporation duly organized, validly existing and in good standing under The General Corporation Law of the State of Delaware.



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State Street Bank and Trust Company     -2-                    December 21, 1998




         Based upon the foregoing, we are of the opinion that, Nortek has duly authorized the Exchange Notes as provided in the Indenture, and when executed and delivered in exchange for the Original Notes, as described in the Registration Statement, and assuming due authentication by the Trustee, the Exchange Notes constitute legal, valid and binding obligations of Nortek, enforceable against Nortek, in accordance with their terms, except as enforceability (i) may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting creditors' rights generally (including, without limitation, Section 548 of Title 11 of The United States Code and fraudulent conveyance or similar provisions of state law) and (ii) is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), and will be entitled to the benefits of the Indenture.



         We understand that this opinion is to be used in connection with the Registration Statement. We hereby consent to the filing of this opinion as part of the Registration Statement and to the use of our name in each related prospectus under the caption "Legal Matters" or under a similar caption.


                                            Very truly yours,



                                            Ropes & Gray